UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIGER X MEDICAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14161L1091
(CUSIP Number)
Jonathan Brooks 1999 Avenue of the Stars, Suite 2040 Los Angeles, CA 90067 310-286-2929
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2011
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14161L1091

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only).
Jonathan Brooks

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
N/A

6.	Citizenship or Place of Organization
United States of America

Number Shares of Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	34,255,292 (a)(b)

	8.	Shared Voting Power

	9.	Sole Dispositive Power	34,255,292 (a)(b)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
34,255,292 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
☒ (b)

13.	Percent of Class Represented by Amount in Row (11)
14.9% (b)(c)

14.	Type of Reporting Person (see Instructions)
IN

(a)      Includes 5,338,638 shares of Common Stock (as defined below) of the Issuer (as defined below) held in the name of “JSB Living Trust Dated November 29, 2007,” for which the Reporting Person acts as Trustee and for which he has sole voting and dispositive power.

(b)      Excludes 61,913,189 shares held by Dr. Andrew Brooks (representing approximately 26.9% of the Issuer’s outstanding Common Stock).  The Reporting Person acknowledges that he and Dr. Andrew Brooks may be deemed to be a group for purposes of Rule 13d-5 promulgated by the Securities and Exchange Commission (the “SEC”).  See Items 4 and 6 for additional information.  The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by Dr. Andrew Brooks.

(c)      Percentage calculation based upon the 230,293,141 shares of Common Stock outstanding as of May 10, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 16, 2011.

The filing of any amendment to this Schedule 13D shall not be construed to be an admission by the Reporting Person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 1.     SECURITY AND ISSUER

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Tiger X Medical, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 7625 Hayvenhurst Avenue, Suite #49, Van Nuys, CA 91406.

ITEM 2.     IDENTITY AND BACKGROUND

(a)   The name of the Reporting Person is Mr. Jonathan Brooks.

(b)   The business address of the Reporting Person is 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

(c)   The Reporting Person’s principal occupation is the management of investment funds and activities related thereto.  The Reporting Person conducts his business at 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

(d)   The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person (i) acquired 5,337,638 of the shares reported herein from the Issuer in 2008 for $400,000.00, (ii) purchased 1,000 of the shares reported herein in open market purchases in 2011 for $50.00, and (iii) purchased 28,916,654 of the shares reported herein from a former director and officer of the Issuer for $2,024,165.89, or $0.07 per share, pursuant to a Purchase Agreement dated as of June 21, 2011 (the “Purchase Agreement”), which purchase closed on July 1, 2011.  If the closing of the transaction under the Purchase Agreement does not occur prior to August 31, 2011, the Reporting Person has the right to terminate the Purchase Agreement.  All of the shares described in this Item 3 were or will be acquired by the Reporting Person using his personal funds.  The summary description of the material terms of the Purchase Agreement set forth in this statement is qualified by reference to the Purchase Agreement, a copy of which is attached as Exhibit 1 to this statement.

ITEM 4.     PURPOSE OF THE TRANSACTION

The Reporting Person acquired the shares described in Item 3 above for investment purposes.

The Reporting Person acknowledges that he and Dr. Andrew Brooks may be deemed to be a group for purposes of Rule 13d-5 promulgated by the SEC.  Dr. Andrew Brooks is the Issuer’s current Chief Executive Officer, the holder of 61,913,189 shares of the Issuer’s Common Stock (representing approximately 26.9% of the Issuer’s outstanding Common Stock) and the Reporting Person’s brother.  They have discussed acting together to evaluate the composition of the Board of Directors of the Issuer and alternatives in this regard, including a change in the composition of the Board of Directors of the Issuer.  As part of this consideration, they are evaluating, among other things, nominating their own slate of directors (including the Reporting Person) for election at the Issuer’s next annual meeting and taking other steps, including calling a special meeting of stockholders or action by written consent in lieu of a meeting, to change the size of the Issuer’s Board of Directors, remove existing directors and/or elect directors to fill any resulting vacancies.

The Reporting Person from time to time, in his discretion, may review or reconsider his position regarding the shares reported herein and any other matters relating to the Issuer.

Except as set forth above, the Reporting Person has no present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)      The Reporting Person beneficially owns 34,255,292 shares of the Issuer’s Common Stock, $0.001 par value, representing approximately 14.9% of the Issuer’s outstanding Common Stock. See Item 4 above.

(b)   The following table sets forth the number of beneficially-owned shares of the Issuer’s Common Stock as to which the Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, (iii) shared power to vote or direct the voting, or (iv) shared power to dispose or direct the disposition:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting Power	Shared Power of Disposition

Jonathan Brooks	34,255,292*	34,255,292*	0	0

*Includes 5,338,638 shares of Common Stock of the Issuer held in the name of “JSB Living Trust Dated November 29, 2007,” for which the Reporting Person acts as Trustee and for which he has sole voting and dispositive power.

(c)   See Item 3 above.

(d)   Not Applicable

(e)   Not Applicable

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 3 and 4 above.

Other than as set forth in Items 3, 4 and 5 and in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings or relationships that are required to be reported by Item 6 of Schedule 13D.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Purchase Agreement dated as of June 21, 2011 between the Jonathan Brooks and Michael Kvitnitsky

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011	/s/ Jonathan Brooks
Jonathan Brooks